CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Fixed Rate Senior Notes Due 2014	$499,885,000	$58,036.65

Fixed Rate Senior Notes Due 2021	$1,499,550,000	$174,097.76

PROSPECTUS Dated December 23, 2008 PROSPECTUS SUPPLEMENT Dated December 23, 2008	Pricing Supplement No. 890 to Registration Statement No. 333-156423 Dated July 21, 2011 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Senior Notes Due 2014
Fixed Rate Senior Notes Due 2021

We, Morgan Stanley, are offering the notes described below on a global basis.  We may not redeem the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2014 (the “fixed rate notes due 2014”) prior to the maturity thereof. We may redeem some or all of the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2021 (the “fixed rate notes due 2021” and, together with the fixed rate notes due 2014, the “notes”) at any time in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below relating to the fixed rate notes due 2021.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes”  and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

Fixed Rate Notes Due 2014	Fixed Rate Notes Due 2021
Principal Amount:	$500,000,000	Principal Amount:	$1,500,000,000
Maturity Date:	July 28, 2014	Maturity Date:	July 28, 2021
Settlement Date		Settlement Date
(Original Issue Date):	July 28, 2011 (T+5)	(Original Issue Date):	July 28, 2011 (T+5)
Interest Accrual Date:	July 28, 2011	Interest Accrual Date:	July 28, 2011
Issue Price:	99.977%	Issue Price:	99.970%
Specified Currency:	U.S. dollars	Specified Currency:	U.S. dollars
Redemption Percentage		Redemption Percentage
at Maturity:	100%	at Maturity:	100%
(continued on the next page)		(continued on the next page)

We describe how interest on the notes is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY

MITSUBISHI UFJ SECURITIES
KKR	ABN AMRO
BB&T CAPITAL MARKETS	BLAYLOCK ROBERT VAN, LLC
CASTLEOAK SECURITIES, LP	CREDIT AGRICOLE CIB
DREXEL HAMILTON LLC	KEYBANC CAPITAL MARKETS
LOOP CAPITAL MARKETS	NATIXIS BLEICHROEDER INC.
PNC CAPITAL MARKETS LLC	RBS
RAMIREZ & CO., INC.	SANTANDER
SCOTIA CAPITAL	SUNTRUST ROBINSON HUMPHREY
TD SECURITIES	UNICREDIT BANK
U.S. BANCORP INVESTMENTS, INC.

Fixed Rate Notes Due 2014 (continued)		Fixed Rate Notes Due 2021 (continued)
Interest Rate:	2.875% per annum (calculated on a 30/360 day count basis)	Interest Rate:	5.500% per annum (calculated on a 30/360 day count basis)
Interest Payment Period:	Semi-annual	Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each January 28 and July 28, commencing on January 28, 2012	Interest Payment Dates:	Each January 28 and July 28, commencing on January 28, 2012
Business Day:	New York	Business Day:	New York
Business Day Convention:	Following unadjusted	Business Day Convention:	Following unadjusted
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof	Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
CUSIP:	61747WAK5	CUSIP:	61747WAL3
ISIN:	US61747WAK53	ISIN:	US61747WAL37
Other Provisions:	None	Other Provisions:	Optional Make-Whole Redemption (spread over treasury rate: plus 37.5 basis points)

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On July 21, 2011, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.727% for the fixed rate notes due 2014 and at a net price of 99.520% for the fixed rate notes due 2021, each of which we refer to as the “purchase price” for the respective notes.  The purchase price for the fixed rate notes due 2014 equals the stated issue price of 99.977% less a combined management and underwriting commission of 0.25% of the principal amount of the fixed rate notes due 2014 and the purchase price for the fixed rate notes due 2021 equals the stated issue price of 99.970% less a combined management and underwriting commission of 0.45% of the principal amount of the fixed rate notes due 2021.

Name	Principal Amount of Fixed Rate Notes Due 2014	Principal Amount of Fixed Rate Notes Due 2021
Morgan Stanley & Co. LLC	$375,000,000	$1,155,000,000
Mitsubishi UFJ Securities (USA), Inc.	50,000,000	150,000,000
KKR Capital Markets LLC	25,000,000	75,000,000
ABN AMRO Bank N.V.	5,000,000	—
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	5,000,000	—
Blaylock Robert Van, LLC	5,000,000	—
CastleOak Securities, LP	5,000,000	—
Credit Agricole Securities (USA) Inc.	5,000,000	—
Drexel Hamilton, LLC	5,000,000	—
KeyBanc Capital Markets Inc.	—	15,000,000
Loop Capital Markets LLC	—	15,000,000
Natixis Bleichroeder Inc.	5,000,000	—
PNC Capital Markets LLC	5,000,000	—
RBS Securities Inc.	—	15,000,000
Samuel A. Ramirez & Company, Inc.	—	15,000,000
Santander Investment Securities Inc.	—	15,000,000
Scotia Capital (USA) Inc.	5,000,000	—
SunTrust Robinson Humphrey, Inc.	—	15,000,000
TD Securities (USA) LLC	5,000,000	—
UniCredit Bank AG	—	15,000,000
U.S. Bancorp Investments, Inc.	—	15,000,000
Total	$500,000,000	$1,500,000,000

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of Mitsubishi UFJ Securities (USA), Inc. (one of the managers), holds an approximately 22.4% interest in Morgan Stanley.  This offering will be conducted in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with FINRA Rule 5121, Morgan Stanley & Co. LLC and Mitsubishi UFJ Securities (USA), Inc. may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

ABN AMRO Bank N.V. and UniCredit Bank AG are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

With respect to notes to be offered or sold in the United Kingdom, each manager has represented and agreed (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such manager in relation to the notes in, from or otherwise involving the United Kingdom.

Each manager has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), except pursuant to an exemption from the registration requirements and otherwise in compliance with the Financial Instruments and Exchange Law of Japan (Law No.25 of 1948, as amended) and any other applicable laws, regulations and ministerial guidelines of Japan.

Furthermore, each manager has agreed that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley and authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus), and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated March 24, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by Morgan Stanley on March 24, 2011.